                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F      x               Form 40-F _____________
                        -----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes __________         No      x
                                        -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This report on Form 6-K contains the following:

1. Press release dated July 7, 2003 regarding Policy for Shares of NITTO DENKO CORPORATION.

2. Press release dated July 9, 2003 regarding Sale of Shares of NITTO DENKO CORPORATION.

3. Press release dated July 31, 2003 regarding consolidated financial results for the first quarter of fiscal year ending March 31, 2004.

4. Press release dated July 31, 2003 regarding Issue of Stock Acquisition Rights as Stock Options.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      Hitachi, Ltd.
                                           ------------------------------------
                                                                 (Registrant)


    Date September 12, 2003            By   /s/ Takashi Hatchoji
         --------------------              ------------------------------------
                                           Takashi Hatchoji
                                           Vice President and Executive Officer

                                                           FOR IMMEDIATE RELEASE

Contact:
Atsushi Konno
Hitachi, Ltd.
+81-3-3258-2056
atsushi_konno@hdq.hitachi.co.jp

                  Policy for Shares of NITTO DENKO CORPORATION

Tokyo, July 7, 2003---Hitachi, Ltd. (TSE:6501 NYSE:HIT) today announced its decision to sell shares of NITTO DENKO CORPORATION ("NITTO DENKO") that are owned by subsidiary Chuo Shoji, Ltd. A portion of this company's NITTO DENKO shares will be retained.

Under the Medium-Term Business Plan "i.e. Hitachi Plan II" that began in fiscal 2003, Hitachi is enacting substantial structural reforms in all areas of business. These reforms involve the determination of ties between strategic businesses and other activities. Measures will result in the withdrawal from businesses that account for about 20% of consolidated sales so that Hitachi can focus on achieving growth in strategic businesses.

In order to implement the business portfolio realignment and secure sufficient funds for implementing its business strategy, Hitachi has decided to sell shares of NITTO DENKO that are owned by subsidiary Chuo Shoji, Ltd. Hitachi plans to sell the shares in a manner that minimizes the effect of the transaction on the stock market. Although NITTO DENKO will no longer be an equity-method affiliate of Hitachi as a result of the sale, the two companies will continue to maintain a relationship as business partners.

                                     - ### -

                                                           FOR IMMEDIATE RELEASE

Contact:
Atsushi Konno
Hitachi, Ltd.
+81-3-3258-2056
atsushi_konno@hdq.hitachi.co.jp

                    Sale of Shares of NITTO DENKO CORPORATION

Tokyo, July 9, 2003---Hitachi, Ltd. (TSE:6501 NYSE:HIT) today announced that a Hitachi subsidiary (Chuo Shoji, Ltd.) has sold shares of NITTO DENKO CORPORATION ("NITTO DENKO"). This transaction was conducted in accordance with Hitachi's stated policy of selling its holdings in this company.

1. Sale of the shares
(1) Number of shares sold
30,965,800 shares owned by Chuo Shoji, Ltd., a subsidiary.
Following the sale, Chuo Shoji, Ltd. owns 5,000,002 shares, which represent approximately 3.1% of the outstanding shares of NITTO DENKO.

(2) Aggregate proceeds of shares sold
Approximately 120 billion yen

(3) Method of the sale
Sold through ToSTNeT 2 on the Tokyo Stock Exchange and block-trade

(4) Date of sale
July 8, 2003

2. Impact on the operating performance
Hitachi estimates that the sale of these shares will contribute approximately 84 billion yen to consolidated income before income taxes and approximately 35 billion yen to consolidated net income.

Hitachi is unable to determine at this time whether or not this transaction will require a revision to the forecast for fiscal 2003 operating results as there are a number of uncertainties, such as possible business portfolio reforms. A revised forecast will be announced if necessary once estimates of the effects of all applicable items have been finalized.

                                     - ### -

                                                           FOR IMMEDIATE RELEASE

Contacts:
Japan:                                      U.S.:
Machiko Ikenoya                             Matt Takahashi
Hitachi, Ltd.                               Hitachi America, Ltd.
+81-3-3258-2056                             +1-650-244-7902
machiko_ikenoya@hdq.hitachi.co.jp           masahiro.takahashi@hal.hitachi.com

China:                                      U.K.:
Yuji Hoshino                                Kantaro Tanii
Hitachi (China) Investment, Ltd.            Hitachi Europe Ltd.
+86-10-6590-8141                            +44-1628-585379
y_hoshino@hitachi.com.cn                    kantaro.tanii@hitachi-eu.com



                Hitachi Announces Consolidated Financial Results
                    for the First Quarter Ended June 30, 2003

Tokyo, July 31, 2003---Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first quarter ended June 30, 2003.

During the quarter, consumption and production were slow in Asia, particularly China, due to the effects of severe acute respiratory syndrome (SARS). In the U.S., a rising jobless rate and other factors continued to fuel concerns about the economic outlook. European economies, meanwhile, languished at the hands of the strong euro and other negative trends. The Japanese economy, while showing signs of an upturn in private-sector plant and equipment investment, was characterized by sluggish export growth, as exports to the rest of Asia slowed, and anemic personal spending.

Against this backdrop, Hitachi's consolidated net sales edged up 2%, to 1,895.9 billion yen (US$15,800 million), with major year-on-year changes in Information & Telecommunication Systems, Electronic Devices and other segments due to the effects of ongoing business portfolio realignment by the Hitachi Group. Hitachi posted an operating loss of 33.7 billion yen (US$281 million), compared with operating income of 13.6 billion yen (US$114 million) in the same quarter of the previous fiscal year.

By segment, Information & Telecommunication Systems sales increased 11%, to
446.9 billion yen (US$3,724 million). Software sales were weak in a sluggish Japanese economy, but the addition of sales from the hard disk drive (HDD) operations acquired from IBM Corporation, higher sales of base stations for wireless communications infrastructure and other factors lifted overall segment sales above the previous year. The segment recorded an operating loss of 26.7 billion yen (US$223 million), compared with an operating loss of 5.8 billion yen (US$49 million) in the previous year, due mainly to a loss in HDD operations.

In Electronic Devices, sales dropped 26% year on year, to 277.6 billion yen (US$2,313 million). Sales fell sharply in semiconductor operations due in part to the April 2003 transfer of most of this business to equity-method affiliate Renesas Technology Corp., a joint venture with Mitsubishi Electric Corporation. In displays, while sales of small and medium-size TFT LCDs for mobile phones were brisk, sales of large-size TFT LCDs were soft. The segment recorded an operating loss of 6.9 billion yen (US$58 million), compared with operating income of 2.3 billion yen (US$20 million) in the previous year. This was attributable to a sharp deterioration in profits from large-size TFT LCDs in display operations due to lower prices year on year.

In Power & Industrial Systems, sales rose 2%, to 494.5 billion yen (US$4,121 million). Sales of power generation equipment continued to languish and sales of infrastructure and other facilities to the public sector declined due to budgetary constraints. On the other hand, sales of construction machinery increased in China and other overseas markets, and sales of automotive products were markedly higher in line with the inclusion in consolidated results of the former Unisia JECS Corporation (now Hitachi Unisia Automotive, Ltd.), which become a subsidiary in October 2002. Segment operating income dropped 60% year on year, to 2.9 billion yen (US$24 million), despite a dramatic improvement in earnings from construction machinery. This decline reflected a deterioration in profitability in power generation equipment and public-works facilities, and lower earnings from elevators and escalators due to lower prices for maintenance services.

In Digital Media & Consumer Products, segment sales declined 3%, to 295.9 billion yen (US$2,466 million). While plasma TV and mobile phone sales rose, sales of large home appliances declined to falling sales prices amid soft demand and a deflationary environment in Japan. At Hitachi Maxell, Ltd., optical media sales remained healthy. The segment recorded an operating loss of 0.4 billion yen (US$4 million), compared with operating income of 6.5 billion yen (US$55 million) in the previous year. This was mainly the result of the effect of lower sales prices, particularly in respect of large home appliances, exceeding the benefits of cost cutting because of deflation.

In High Functional Materials & Components, segment sales rose 2%, to 305.5 billion yen (US$2,547 million). At Hitachi Cable, Ltd., sales were strong for wires and cables, such as fiber-optic cables for domestic communications carriers, as well as for information systems and electronic components. At Hitachi Chemical Co., Ltd., sales were healthy of materials for electronic components, industrial materials, housing equipment and environmental facilities, although sales of printed circuit boards and related materials declined. At Hitachi Metals, Ltd., sales were firm for automotive-related components. The segment saw operating income decline 4%, to 4.4 billion yen (US$37 million).

In Logistics, Services & Others, segment sales decreased 10%, to 307.2 billion yen (US$2,560 million), despite strong sales from the logistics solutions business at Hitachi Transport System, Ltd. Overseas sales companies saw sales decline due to the transfer of semiconductors sales operations to the newly established Renesas Technology, and the transfer of HDD sales operations to Hitachi Global Storage Technologies. The segment recorded an operating loss of
3.0 billion yen (US$26 million), compared with operating income of 1.7 billion yen (US$14 million) in the previous year.

In Financial Services, segment sales decreased 7%, to 133.1 billion yen (US$1,110 million) because of the effect of low interest rates and a declining volume of automobile loans to individuals. Segment operating income declined 59%, to 4.1 billion yen (US$35 million).

Other income declined 32%, to 17.3 billion yen (US$144 million) due to lower interest income and dividends received as well as a decline in gains on the sale of marketable securities and other factors. Meanwhile, other deductions declined 67%, to 14.5 billion yen (US$121 million) due to exchange gains, which contrasted with exchange losses recorded in the previous year.

As a result, Hitachi recorded a loss before income taxes and minority interests of 30.9 billion yen (US$258 million), and after 3.2 billion yen (US$27 million) in income taxes, loss before minority interests of 34.1 billion yen (US$285 million). The net loss was 38.4 billion yen (US$320 million), 26.7 billion yen (US$223 million) more than in the previous year.

Financial Position

Operating activities used net cash of 22.8 billion yen (US$191 million), an increase of 4.6 billion yen (US$39 million)compared with the previous year. The main reason was a large decrease in payables.

Investing activities used net cash of 148.7 billion yen (US$1,239 million), 23.0 billion yen (US$192 million) less than in the previous year, due to an increase in collection of investment in leases and other factors.

Free cash flows, the sum of cash flows from operating activities and investing activities, amounted to negative 171.6 billion yen (US$1,430 million), an improvement of 18.3 billion yen (US$153 million) from the previous year.

Financing activities provided net cash of 17.2 billion yen (US$143 million), compared with net cash used of 19.3 billion yen (US$161 million) in the previous year. This mainly reflects cash inflows from the issue of bonds for refinancing purposes in May 2003, which outweighed cash outflows for the purchase of own shares the same month.

As a result, cash and cash equivalents as of June 30, 2003 were 674.5 billion yen (US$5,622 million), a reduction of 153.5 billion yen (US$1,280 million) during the first quarter.

Debt on June 30, 2003 stood at 2,871.1 billion yen (US$23,926 million), 30.5 billion yen (US$255 million) more than at March 31, 2003 as a result of the issuance of bonds in May.

Capital investment on a completion basis rose 3%, to 180.2 billion yen (US$1,502 million), while depreciation decreased 7%, to 107.8 billion yen (US$898 million). The Company spent 78.7 billion yen (US$656 million) on research and development, a decrease of 13% from the previous year. R&D expenditures as a percentage of net sales were 4.2%.

All figures are converted at the rate of 120 yen = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2003.

Outlook for the First Half of Fiscal 2003

The first-quarter results were lower than in the corresponding quarter of the previous year due to losses in HDD operations acquired from IBM Corporation and other factors. Lingering uncertainty in the second quarter concerning the outlook for the U.S. and other economies around the world has created an unpredictable operating environment for Hitachi.

Hitachi has revised its projections for the first half of fiscal 2003 due to such factors as the selling of its shares in affiliate Nitto Denko Corporation in July 2003.

There are no changes to Hitachi's forecasts for the fiscal year ending March 31, 2004.

The interim projections assume an exchange rate of 120 yen to the U.S. dollar, the same rate that was assumed in April this year.

----------------------------------------------- --------------------------------
Net sales                    4,000 billion yen  (year-on-year increase of 2%)
                           (US$33,333 million)
----------------------------------------------- --------------------------------
Operating income                15 billion yen  (year-on-year decrease of 76%)
                              (US$125 million)
----------------------------------------------- --------------------------------
Income before income taxes      50 billion yen  (year-on-year increase of 49%)
and minority interests        (US$417 million)
----------------------------------------------- --------------------------------
Loss before minority            17 billion yen  (              -             %)
interests                     (US$142 million)
----------------------------------------------- --------------------------------
Net loss                        30 billion yen  (              -             %)
                              (US$250 million)
----------------------------------------------- --------------------------------

Cautionary Statement

Certain statements contained in this document may constitute forward-looking statements which reflect management's current views with respect to certain future events and financial performance based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements and from historical trends include, but are not limited to:
  - rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;
  - uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;
  - fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;
  - increasing commoditization of information technology products, and intensifying price competition in the market for such products;
  - fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar;
  - uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan;
  - uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;
  - general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations of imports;
  - uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies;
  - uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and
  - uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.
These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this report, or in other materials published by the Company.

                         Hitachi, Ltd. and Subsidiaries

                        Consolidated Financial Statements
                    for the First Quarter Ended June 30, 2003

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 120 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of June 30, 2003.

Summary

In millions of yen and U.S. dollars, except Net income per share (6) and Net income per American Depositary Share (7).

 ------------------------------------------------------------------------------------------------------------------------
                                                                              Three months ended June 30
                                                              -----------------------------------------------------------
                                                                          Yen                   (A)/(B)    U.S. Dollars
                                                                       (millions)                X100       (millions)
                                                              -------------------------------            ----------------
                                                                2003 (A)         2002 (B)         (%)          2003
 ------------------------------------------------------------------------------------------------------------------------
 1. Net sales                                                   1,895,963        1,865,238        102         15,800

 --------------------------------------------------------------------------------------------------------------------

 2. Operating income (loss)                                       (33,733)          13,692          -           (281)

 --------------------------------------------------------------------------------------------------------------------

 3. Income (loss) before income taxes and minority interests      (30,919)          (5,202)         -           (258)

 --------------------------------------------------------------------------------------------------------------------

 4. Income (loss) before minority interests                       (34,162)          (8,922)         -           (285)

 --------------------------------------------------------------------------------------------------------------------

 5. Net income (loss)                                             (38,402)         (11,603)         -           (320)

 --------------------------------------------------------------------------------------------------------------------
 6. Net income (loss) per share
              Basic                                                (11.57)           (3.48)         -          (0.10)
              Diluted                                                   -                -          -              -
 --------------------------------------------------------------------------------------------------------------------
 7. Net income (loss) per ADS (representing 10 shares)
              Basic                                                  (116)             (35)         -          (0.97)
              Diluted                                                   -                -          -              -
 ------------------------------------------------------------------------------------------------------------------------

 Notes: 1. First-quarter figures for fiscal 2002 have been restated due to the adoption of EITF Issue No. 03-2.
           "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" (Emerging Issues Task Force (EITF), January 2003).
        2. Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
        3. The figures are for 968 consolidated subsidiaries and 160 equity-method affiliates.
        4. Consolidated quarterly figures are unaudited.

Consolidated Statements of Income (Unaudited)

---------------------------------------------------------------------------------------------------------
                                                             Three months ended June 30
                                           --------------------------------------------------------------
                                                            Yen                  (A)/(B)    U.S. Dollars
                                                         (millions)               X100       (millions)
                                           ------------------------------------            --------------
                                                2003 (A)             2002 (B)      (%)          2003
---------------------------------------------------------------------------------------------------------
Net sales                                    1,895,963            1,865,238        102            15,800
---------------------------------------------------------------------------------------------------------
Cost of sales                                1,445,910            1,409,617        103            12,049
---------------------------------------------------------------------------------------------------------
Selling, general and                           483,786              441,929        109             4,032
administrative expenses
---------------------------------------------------------------------------------------------------------
   Operating income (loss)                     (33,733)              13,692          -              (281)
---------------------------------------------------------------------------------------------------------
Other income                                    17,321               25,485         68               144
   (Interest and dividends)                      7,543                9,220         82                63
   (Other)                                       9,778               16,265         60                81
---------------------------------------------------------------------------------------------------------
Other deductions                                14,507               44,379         33               121
   (Interest charges)                            7,941                8,274         96                66
   (Other)                                       6,566               36,105         18                55
---------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes           (30,919)              (5,202)         -              (258)
   and minority interests
---------------------------------------------------------------------------------------------------------
Income taxes                                     3,243                3,720         87                27
---------------------------------------------------------------------------------------------------------
   Income (loss) before                        (34,162)              (8,922)         -              (285)
   minority interests
---------------------------------------------------------------------------------------------------------
Minority interests                               4,240                2,681        158                35
---------------------------------------------------------------------------------------------------------
   Net income (loss)                           (38,402)             (11,603)         -              (320)
---------------------------------------------------------------------------------------------------------

 Consolidated Balance Sheets (Unaudited)

 ---------------------------------------------------------------------------------------------------------------
                                                                    Yen                  (A)/(B)   U.S. Dollars
                                                                 (millions)               X100      (millions)
                                                      --------------------------------            --------------
                                                      As of June 30,   As of March 31,            As of June 30,
                                                         2003 (A)         2002 (B)        (%)          2003
----------------------------------------------------------------------------------------------------------------
   Assets                                                9,983,169        10,179,389        98           83,193
----------------------------------------------------------------------------------------------------------------
   Current assets                                        5,169,090         5,193,465       100           43,076
      Cash and cash equivalents                            674,598           828,171        81            5,622
      Short-term investments                               216,740           186,972       116            1,806
      Trade receivables (Notes and Accounts)             1,952,067         2,057,227        95           16,267
      Investment in leases                                 490,969           437,076       112            4,091
      Inventories                                        1,253,542         1,187,529       106           10,446
      Other current assets                                 581,174           496,490       117            4,843
----------------------------------------------------------------------------------------------------------------
   Investments and advances                                853,050           726,442       117            7,109
----------------------------------------------------------------------------------------------------------------
   Property, plant and equipment                         2,364,807         2,601,050        91           19,707
----------------------------------------------------------------------------------------------------------------
   Other assets                                          1,596,222         1,658,432        96           13,302
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
   Liabilities and stockholders' equity                  9,983,169        10,179,389        98           83,193
----------------------------------------------------------------------------------------------------------------
   Current liabilities                                   3,872,009         4,005,228        97           32,267
      Short-term debt and current installments
        of long-term debt                                1,276,024         1,328,446        96           10,634
      Trade payables (Notes and Accounts)                1,134,657         1,212,064        94            9,455
      Other current liabilities                          1,461,328         1,464,718       100           12,178
----------------------------------------------------------------------------------------------------------------
   Noncurrent liabilities                                3,590,733         3,569,371       101           29,923
      Long-term debt                                     1,595,151         1,512,152       105           13,293
      Other liabilities                                  1,995,582         2,057,219        97           16,630
----------------------------------------------------------------------------------------------------------------
   Minority interests                                      750,616           751,578       100            6,255
----------------------------------------------------------------------------------------------------------------
   Stockholders' equity                                  1,769,811         1,853,212        95           14,748
      Common stock                                         282,032           282,032       100            2,350
      Capital surplus                                      548,280           562,214        98            4,569
      Legal reserve and retained earnings                1,717,075         1,766,338        97           14,309
      Accumulated other comprehensive
       income (loss)                                      (745,714)         (755,525)        -           (6,214)
        (Foreign currency translation adjustments)         (59,220)          (60,948)        -             (494)
        (Minimum pension liability adjustments)           (700,143)         (698,916)        -           (5,835)
        (Net unrealized holding gain on
           available-for-sale securities)                   14,140             4,874       290              118
        (Cash flow hedges)                                    (491)             (535)        -               (4)
      Treasury stock                                       (31,862)           (1,847)        -             (266)
----------------------------------------------------------------------------------------------------------------

Consolidated Statements of Cash Flows (Unaudited)

---------------------------------------------------------------------------------------------------------
                                                                        Three months ended June 30
                                                                -----------------------------------------
                                                                           Yen              U.S. Dollars
                                                                        (millions)           (millions)
                                                                -----------------------------------------
                                                                    2003          2002          2003
---------------------------------------------------------------------------------------------------------
 Cash flows from operating activities
    Net income (loss)                                              (38,402)      (11,603)        (320)
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities
        Depreciation                                               107,806       116,250          898
        Decrease in receivables and inventories                     43,447       119,941          362
        Decrease in payables                                       (93,683)      (46,217)        (781)
        Other                                                      (42,059)     (196,576)        (350)
    -----------------------------------------------------------------------------------------------------
          Net cash used in operating activities                    (22,891)      (18,205)        (191)
 Cash flows from investing activities
    Increase in short-term investments                             (29,675)      (45,926)        (247)
    Purchase of rental assets and other properties, net           (169,102)     (157,163)      (1,409)
    Purchase of investments
      and subsidiaries' common stock, net                            9,987        28,744           83
    Collection of investment in leases                              72,115        47,904          601
    Other                                                          (32,046)      (45,352)        (267)
    -----------------------------------------------------------------------------------------------------
          Net cash used in investing activities                   (148,721)     (171,793)      (1,239)
 Cash flows from financing activities
    Increase (decrease) in interest-bearing debt                    63,150       (14,554)         526
    Dividends paid to stockholders                                  (9,357)          (71)         (78)
    Dividends paid to minority stockholders of subsidiaries         (6,574)       (5,536)         (55)
    Other                                                          (30,013)          828         (250)
    -----------------------------------------------------------------------------------------------------
          Net cash provided by (used in) financing activities       17,206       (19,333)         143
 Effect of exchange rate changes on cash and cash equivalents          833       (20,186)           7
                                                                -----------------------------------------
 Net decrease in cash and cash equivalents                        (153,573)     (229,517)      (1,280)
 Cash and cash equivalents at beginning of year                    828,171     1,029,374        6,901
                                                                -----------------------------------------
 Cash and cash equivalents as of June 30                           674,598       799,857        5,622
                                                                =========================================
---------------------------------------------------------------------------------------------------------

Segment Information (Unaudited)

(1) Industry Segments

------------------------------------------------------------------------------------------------------------------------------
                                                                               Three months ended June 30
                                                           -------------------------------------------------------------------
                                                                          Yen                     (A)/(B)      U.S. Dollars
                                                                       (millions)                  X100         (millions)
                                                           -----------------------------------              ------------------
                                                               2003 (A)           2002 (B)          (%)            2003
------------------------------------------------------------------------------------------------------------------------------
                     Information & Telecommunication             446,939            404,394           111              3,724
                     Systems                                          20%                17%
                   -----------------------------------------------------------------------------------------------------------
                     Electronic Devices                          277,615            375,207            74              2,313
                                                                      12%                16%
                   -----------------------------------------------------------------------------------------------------------
                     Power & Industrial Systems                  494,571            482,984           102              4,121
                                                                      22%                21%
                   -----------------------------------------------------------------------------------------------------------
                     Digital Media & Consumer                    295,941            303,608            97              2,466
                     Products                                         13%                13%
                   -----------------------------------------------------------------------------------------------------------
Sales                High Functional Materials                   305,585            300,417           102              2,547
                     & Components                                     13%                13%
                   -----------------------------------------------------------------------------------------------------------
                     Logistics, Services & Others                307,242            340,299            90              2,560
                                                                      14%                14%
                   -----------------------------------------------------------------------------------------------------------
                     Financial Services                          133,176            143,765            93              1,110
                                                                       6%                 6%
                   -----------------------------------------------------------------------------------------------------------
                     Subtotal                                  2,261,069          2,350,674            96             18,842
                                                                     100%               100%
                   -----------------------------------------------------------------------------------------------------------
                     Eliminations & Corporate items             (365,106)          (485,436)            -             (3,043)
                   -----------------------------------------------------------------------------------------------------------
                    Total                                      1,895,963          1,865,238           102             15,800
==============================================================================================================================
                     Information & Telecommunication             (26,754)            (5,820)            -               (223)
                     Systems                                           -                  -
                   -----------------------------------------------------------------------------------------------------------
                     Electronic Devices                           (6,995)             2,355             -                (58)
                                                                       -                  -
                   -----------------------------------------------------------------------------------------------------------
                     Power & Industrial Systems                    2,936              7,411            40                 24
                                                                       -                  -
                   -----------------------------------------------------------------------------------------------------------
                     Digital Media & Consumer                       (459)             6,569             -                 (4)
                     Products                                          -                  -
                   -----------------------------------------------------------------------------------------------------------
Operating            High Functional Materials                     4,404              4,584            96                 37
income (loss)        & Components                                      -                  -
                   -----------------------------------------------------------------------------------------------------------
                     Logistics, Services & Others                 (3,079)             1,730             -                (26)
                                                                       -                  -
                   -----------------------------------------------------------------------------------------------------------
                     Financial Services                            4,171             10,062            41                 35
                                                                       -                  -
                   -----------------------------------------------------------------------------------------------------------
                     Subtotal                                    (25,776)            26,891             -               (215)
                                                                       -                  -
                   -----------------------------------------------------------------------------------------------------------
                     Eliminations & Corporate items               (7,957)           (13,199)            -                (66)

                   -----------------------------------------------------------------------------------------------------------
                    Total                                        (33,733)            13,692             -               (281)
------------------------------------------------------------------------------------------------------------------------------

Note: Net sales by industry segment include intersegment transactions.

(2) Sales by Market

--------------------------------------------------------------------------------------------
                                                 Three months ended June 30
                                ------------------------------------------------------------
                                             Yen                   (A)/(B)    U.S. Dollars
                                          (millions)                 X100       (millions)
                                -------------------------------              ---------------
                                  2003 (A)         2002 (B)          (%)           2003
--------------------------------------------------------------------------------------------
        Japan                     1,198,041        1,230,450          97             9,984
                                         63%              66%
--------------------------------------------------------------------------------------------
        Asia                        300,443          238,197         126             2,504
                                         16%              13%
     ---------------------------------------------------------------------------------------
        North America               213,149          217,706          98             1,776
                                         11%              12%
     ---------------------------------------------------------------------------------------
        Europe                      133,602          134,654          99             1,113
                                          7%               7%
     ---------------------------------------------------------------------------------------
        Other Areas                  50,728           44,231         115               423
                                          3%               2%
     ---------------------------------------------------------------------------------------
        Outside Japan               697,922          634,788         110             5,816
                                         37%              34%
--------------------------------------------------------------------------------------------
        Total                     1,895,963        1,865,238         102            15,800
                                        100%             100%
--------------------------------------------------------------------------------------------

                                      # # #

                                                                   July 31, 2003
                                                                   Hitachi, Ltd.

                            Supplementary Information
         for the First Quarter Ended June 30, 2003 (Consolidated basis)

1. Summary                                                                  (Billions of yen)
---------------------------------------------------------------------------------------------
                                                      Three months ended June 30
                                         ----------------------------------------------------
                                                    2002                         2003
                                                      ------------               ------------
                                              (A)      (A)/FY2001          (B)      (B)/(A)
---------------------------------------------------------------------------------------------
Average exchange rate (yen / U.S.$)             124             -            119           -
---------------------------------------------------------------------------------------------
Capital investment (Completion basis)         175.7            73%         180.2         103%
---------------------------------------------------------------------------------------------
    Leasing assets                            107.7            82%         119.8         111%
    .........................................................................................
    Other                                      67.9            63%          60.4          89%
---------------------------------------------------------------------------------------------
Depreciation                                  116.2            88%         107.8          93%
---------------------------------------------------------------------------------------------
    Leasing assets                             22.2           118%          26.9         121%
    ........................................................................................
    Other                                      94.0            83%          80.8          86%
---------------------------------------------------------------------------------------------
R&D expenditure                                90.6            92%          78.7          87%
---------------------------------------------------------------------------------------------
    Percentage of net sales                     4.9%            -            4.2%          -
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                           As of March 31, 2003        As of June 30, 2003
---------------------------------------------------------------------------------------------
Stockholders' equity per share (yen)                       550.76                     536.58
---------------------------------------------------------------------------------------------
Cash & cash equivalents, Short-term                       1,015.1                      891.3
 investments (Billions of yen)
---------------------------------------------------------------------------------------------
Interest-bearing debt (Billions of yen)                   2,840.5                    2,871.1
---------------------------------------------------------------------------------------------
Number of employees                                       339,572                    326,303
---------------------------------------------------------------------------------------------
    Japan                                                 256,085                    245,560
    .........................................................................................
    Overseas                                               83,487                     80,743
---------------------------------------------------------------------------------------------
Number of consolidated subsidiaries                         1,112                        968
---------------------------------------------------------------------------------------------
    Japan                                                     708                        570
    .........................................................................................
    Overseas                                                  404                        398
---------------------------------------------------------------------------------------------

2. Overseas sales by industry segment                                       (Billions of yen)
---------------------------------------------------------------------------------------------
                                                      Three months ended June 30
                                        -----------------------------------------------------
                                                    2002                         2003
                                                      ------------               ------------
                                              (A)      (A)/FY2001          (B)      (B)/(A)
---------------------------------------------------------------------------------------------
Information & Telecommunication                61.2           109%         142.0         232%
Systems
---------------------------------------------------------------------------------------------
Electronic Devices                            127.0            94%         105.5          83%
---------------------------------------------------------------------------------------------
Power & Industrial Systems                     92.8            96%         125.5         135%
---------------------------------------------------------------------------------------------
Digital Media & Consumer Products             124.1           109%         121.6          98%
---------------------------------------------------------------------------------------------
High Functional Materials                      78.5            91%          77.4          99%
& Components
---------------------------------------------------------------------------------------------
Logistics, Services & Others                  141.8           117%         115.9          82%
---------------------------------------------------------------------------------------------
Financial Services                              9.1            97%           9.6         105%
---------------------------------------------------------------------------------------------
Eliminations & Corporate items                    0              -             0           -
---------------------------------------------------------------------------------------------
Total                                         634.7           103%         697.9         110%
---------------------------------------------------------------------------------------------

                                      -###-

                                                                   July 31, 2003
                                                                   Hitachi, Ltd.

    Supplementary Information on Information & Telecommunication Systems and
                                    Displays

Notes: 1. Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems
(1) Sales and operating income (loss) by product sector        (billions of yen)
--------------------------------------------------------------------------------
                                         Three months ended June 30
                            ----------------------------------------------------
                               2002(A)         2003 (B)        (B) / (A) X 100
--------------------------------------------------------------------------------
Sales                                 404.3            446.9                111%
--------------------------------------------------------------------------------
   Software & Services                191.8            188.9                 98%
  ------------------------------------------------------------------------------
   Hardware                           212.5            258.0                121%
--------------------------------------------------------------------------------
   Operating income (loss)             (5.8)           (26.7)                 -
--------------------------------------------------------------------------------

(2) Sales by product sector                                    (billions of yen)
--------------------------------------------------------------------------------
                                         Three months ended June 30
                            ----------------------------------------------------
                               2002(A)         2003 (B)        (B) / (A) X 100
--------------------------------------------------------------------------------
Sales                                 404.3            446.9                111%
  ------------------------------------------------------------------------------
   Software & Services                191.8            188.9                 98%
    ----------------------------------------------------------------------------
     Software                          42.1             37.0                 88%
    ----------------------------------------------------------------------------
     Services                         149.7            151.9                101%
  ------------------------------------------------------------------------------
   Hardware                           212.5            258.0                121%
    ----------------------------------------------------------------------------
     Storage                           82.1            129.9                158%
    ----------------------------------------------------------------------------
     Servers                           29.0             28.6                 99%
    ----------------------------------------------------------------------------
     PCs                               32.9             29.3                 89%
    ----------------------------------------------------------------------------
     Telecommunication                 18.4             29.5                160%
    ----------------------------------------------------------------------------
     Others                            50.1             40.7                 81%
--------------------------------------------------------------------------------

Notes: 2. Figures for each product exclude intra-segment transactions.
       3. Figures for Storage include disk array subsystems, hard disk drives, etc.
       4. Figures for Servers include supercomputers, general-purpose computers, UNIX servers, etc.
       5. Figures for PCs include PC servers and client PCs.


(3) SAN/NAS Storage Solutions                                  (billions of yen)
--------------------------------------------------------------------------------
                                         Three months ended June 30
                            ----------------------------------------------------
                               2002(A)         2003 (B)        (B) / (A) X 100
--------------------------------------------------------------------------------
   Sales                               60.0             62.0                103%
--------------------------------------------------------------------------------

 (4) Hard disk drives (*6)(*7)

--------------------------------------------------------------------------------------------------------
          Shipment Period             Three months ended    Three months ended     Three months ended
                                          June 2002           March 2003(*8)          June 2003(*9)
 (Period recorded for consolidated   (Three months ended   (Three months ended    (Three months ending
        accounting purposes)              June 2002)            June 2003)           September 2003)
                                                                   ------------
                                                                    Reference
--------------------------------------------------------------------------------------------------------
 Sales        (billions of yen)              28.3             77.3      104.1             115.6
--------------------------------------------------------------------------------------------------------
 Shipments      (million units)               2.1              6.9        9.3               9.8
  ------------------------------------------------------------------------------------------------------
     Mobiles                                  1.8              3.5        5.6               5.6
  ------------------------------------------------------------------------------------------------------
     Servers                                  0.3              0.4        0.7               0.8
  ------------------------------------------------------------------------------------------------------
     Desktops                                   -              2.9        2.9               3.4
  ------------------------------------------------------------------------------------------------------
     Emerging                                   -              0.1        0.1               0.1
--------------------------------------------------------------------------------------------------------

Notes: 6. Figures include intra-segment transactions.
       7. On December 31, 2002, Hitachi purchased majority ownership in a company to which IBM Corporation's hard disk drive operations had been transferred. On January 1, 2003, the company began operating as Hitachi Global Storage Technologies (HGST).
       8. HGST has a December 31 year-end and Hitachi, Ltd. has a March 31 year-end. The first-quarter consolidated results include the results of HGST for the three-month period from January 1, 2003 through March 31, 2003. Meanwhile, the results of Hitachi, Ltd.'s HDD operations for the period from January 1, 2003 through March 31, 2003 were included in Hitachi's consolidated financial results for the year ended March 31, 2003. On April 1, 2003, Hitachi, Ltd.'s HDD operations were integrated in HGST. The figures provided for reference purposes represent the combined sales and shipments of Hitachi, Ltd.'s HDD operations and HGST's operations prior to integration, and are shown to give an overall picture of the Hitachi's HDD operations for the three-month period ended March 31, 2003.
       9. Results for HDD operations in the period from April 1, 2003 through June 30, 2003 will be included in the Company's fiscal 2003 second-quarter results.

2.Displays

(1) Sales and operating income (loss)                          (billions of yen)
--------------------------------------------------------------------------------
                                           Three months ended June 30
                                 -----------------------------------------------
                                    2002 (A)     2003 (B)     (B) / (A) X 100
--------------------------------------------------------------------------------
Sales                                 57.4         53.5             93%
--------------------------------------------------------------------------------
Operating income (loss)                6.7         (6.9)             -
--------------------------------------------------------------------------------

(2) LCD sales                                                  (billions of yen)
--------------------------------------------------------------------------------
                                           Three months ended June 30
                                 -----------------------------------------------
                                    2002 (A)     2003 (B)     (B) / (A) X 100
--------------------------------------------------------------------------------
Sales                                 47.0         47.0            100%
  ------------------------------------------------------------------------------
   Large-size LCDs                    36.0         26.0             72%
  ------------------------------------------------------------------------------
   Small and medium-size LCDs         11.0         21.0            191%
--------------------------------------------------------------------------------

                                      # # #

                                                           FOR IMMEDIATE RELEASE

Contact:
Atsushi Konno
Hitachi, Ltd.
+81-3-3258-2056
atsushi_konno@hdq.hitachi.co.jp

               Issue of Stock Acquisition Rights as Stock Options

Tokyo, July 31, 2003 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501, the "Company") today announced that the details of stock acquisition rights to be issued as stock options, resolved at the 134th Ordinary General Meeting of Shareholders held June 25, 2003, have been decided on as follows.

1. Date of Issue of stock acquisition rights (the "Rights")
   July 31, 2003

2. Total number of the Rights to be issued
   1,305 Rights

3. Class and number of shares to be issued upon exercise of the Rights 1,305,000 shares of the Company's common stock(1,000 shares per Right)

4. Issue price of the Rights
   No consideration shall be paid.

5. Amount to be paid upon exercise of the Rights
   561 yen per share

6. Total amount of the Company's common stock to be issued or transferred upon exercise of all the Rights
   732,105,000 yen

7. Period during which the Rights may be exercised
   From August 1, 2004 through July 31, 2007

8. Amount to be transferred to stated capital out of the issue price of the shares to be issued upon exercise of the Rights
   281 yen per share

9. Qualified persons to be allocated the Rights
   85 persons in total consisting of Directors, Executive Officers, Corporate Officers and Fellows of the Company

                                     - ### -